SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K




[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934


         For the year ended December 31, 1996


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934



                         COMMISSION FILE NUMBER 0-10973



            BELL SPORTS CORP. EMPLOYEES' RETIREMENT AND 401(k) PLAN
            -------------------------------------------------------
                            (Full title of the Plan)



                               BELL SPORTS CORP.
                               -----------------
          (Name of Issuer of the Securities Held Pursuant to the Plan)



                            6350 San Ignacio Avenue
                            -----------------------
                               San Jose, CA 95119
                               ------------------
                (Address of Issuer's Principal Executive Office)

Bell Sports Corp.
Employees' Retirement
and 401(k) Plan
Financial Statements and
Additional Information
December 31, 1996 and 1995

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Index
--------------------------------------------------------------------------------

                                                                                                Page
Financial Statements:

   Report of Independent Accountants                                                               1

   Statement of Net Assets Available for Benefits, with Fund Information                         2-4

   Statement of Changes in Net Assets Available for Benefits, with Fund Information              5-7

   Notes to Financial Statements                                                                8-14

Additional Information:

   Schedule  I - Schedule of Assets Held for Investment Purposes                               15-16

   Schedule II - Schedule of Reportable Transactions                                           17-19

                        Report of Independent Accountants

June 12, 1997

To the Participants and Administrator of the Bell Sports Corp. Employees' Retirement and 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Bell Sports Corp. Employees' Retirement and 401(k) Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the schedule of assets held for investment purposes and the schedule of reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The schedule of assets held for investment purposes, the schedule of reportable transactions and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial

June 12, 1997
To the Participants and Administrator
of the Bell Sports Corp. Employees'
Retirement and 401(k) Plan
Page 2

         statements does not disclose the historical cost of certain plan assets. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



PRICE WATERHOUSE LLP

Hartford, Connecticut
June 23, 1997

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Statement of Net Assets Available for Benefits, with Fund Information
------------------------------------------------------------------------------------------------------------------------------------

                                                                            December 31, 1996

                                                                             Fund Information
                                                                             ----------------

                                                  INVESCO
                                      Guaranteed   Total     Fidelity   Fidelity
                                        Income    Return    Contrafund  Magellan Lifetime 20  Lifetime 30  Lifetime 40  Lifetime 50
                                         Fund      Fund        Fund       Fund       Fund         Fund         Fund         Fund

Assets

Investments, at fair value
   CIGNA Guaranteed Income Fund      $2,177,167
   CIGNA INVESCO Total Return Account             $363,944
   CIGNA Fidelity Contrafund Account                        $1,075,179
   CIGNA Fidelity Magellan Account                                      $893,146
   CIGNA Lifetime 20 Account                                                      $147,239
   CIGNA Lifetime 30 Account                                                                   $350,232
   CIGNA Lifetime 40 Account                                                                                $314,430
   CIGNA Lifetime 50 Account                                                                                            $208,101
Cash equivalents                         16,282      2,829       5,794     7,019     3,887        3,880        2,054       1,092
                                     ----------   --------  ----------  --------  --------     --------     --------    --------
Net assets available for benefits    $2,193,449   $366,773  $1,080,973  $900,165  $151,126     $354,112     $316,484    $209,193
                                     ==========   ========  ==========  ========  ========     ========     ========    ========

   The accompanying notes are an integral part of these financial statements.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Statement of Net Assets Available for Benefits, with Fund Information                                                    (continued)
------------------------------------------------------------------------------------------------------------------------------------

                                                                               December 31, 1996

                                                                                Fund Information
                                                                                ----------------

                                                                                 Warburg        Bell
                                                      Twentieth                   Pincus       Sports
                                                       Century     Vanguard       Advisor       Corp.   Participant
                                                        Ultra    Quantitative  International   Common      Notes
                                         Lifetime 60  Investors   Portfolios      Equity        Stock   Receivable
                                            Fund        Fund        Fund           Fund         Fund       Fund         Total
Assets

Investments, at fair value
   CIGNA Guaranteed Income Fund                                                                                      $2,177,167
   CIGNA INVESCO Total Return Account                                                                                   363,944
   CIGNA Fidelity Contrafund Account                                                                                  1,075,179
   CIGNA Fidelity Magellan Account                                                                                      893,146
   CIGNA Lifetime 20 Account                                                                                            147,239
   CIGNA Lifetime 30 Account                                                                                            350,232
   CIGNA Lifetime 40 Account                                                                                            314,430
   CIGNA Lifetime 50 Account                                                                                            208,101
   CIGNA Lifetime 60 Account              $202,928                                                                      202,928
   CIGNA Twentieth Century Ultra
     Investors Account                                $1,469,022                                                      1,469,022
   CIGNA Vanguard Quantitative
     Portfolios Account                                            $697,812                                             697,812
   CIGNA Warburg Pincus Advisor
     International Equity Account                                                 $364,265                              364,265
   Bell Sports Corp. Common Stock Account                                                     $349,707                  349,707
   Participant notes receivable                                                                           $236,145      236,145
Cash equivalents                               339         9,326      5,831          1,892       3,010                   63,235
                                          --------    ----------   --------       --------    --------    --------   ----------
Net assets available for benefits         $203,267    $1,478,348   $703,643       $366,157    $352,717    $236,145   $8,912,552
                                          ========    ==========   ========       ========    ========    ========   ==========

   The accompanying notes are an integral part of these financial statements.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Statement of Net Assets Available for Benefits, with Fund Information
---------------------------------------------------------------------------------------------------------------


                                                                     December 31, 1995
                                                                     -----------------

                                                                     Fund Information
                                                                     ----------------

                                                                                        Participant
                                                                       Bell Sports Corp.   Notes
                                          Income   Balanced    Equity    Common Stock    Receivable
                                           Fund      Fund       Fund         Fund          Fund        Total
Assets

Investments, at fair value
   LaSalle Income Plus Account           $714,493                                                    $  714,493
   CGM Account                                     $781,548                                             781,548
   Skyline Primary Portfolio Account                         $1,715,737                               1,715,737
   Bell Sports Corp. Common Stock Account                                  $141,902                     141,902
   Participant notes receivable                                                            $28,704       28,704
   Employer contributions receivable        5,779     3,928       7,032       1,414                      18,153
   Employee contributions receivable       14,246    10,560      21,809       3,920                      50,535
   Net transfer (payable) receivable      (22,103)   42,484      (6,887)    (13,494)                          -
   Interest receivable                      3,852        49         133          40                       4,074
Cash equivalents                           11,122    12,358      11,486       2,976                      37,942
                                         --------  --------  ----------    --------        -------   ----------
Net assets available for benefits        $727,389  $850,927  $1,749,310    $136,758        $28,704   $3,493,088
                                         --------  --------  ----------    --------        -------   ----------

   The accompanying notes are an integral part of these financial statements.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
-------------------------------------------------------------------------------------------------------------------------------


                                                                     Year Ended December 31, 1996

                                                                           Fund Information
                                                                           ----------------

                                                                           INVESCO
                                             Guaranteed     Guaranteed      Total        Fidelity       Fidelity
                                               Income       Short-Term      Return      Contrafund      Magellan    Lifetime 20
                                                Fund          Fund           Fund          Fund          Fund          Fund
Additions to net assets attributed to:
   Investment income
     Interest                               $   110,477    $       941
     Net appreciation in fair value
       of investments                                                     $    39,585   $   162,249   $    89,802   $    10,906
                                            -----------    -----------    -----------   -----------   -----------   -----------
                                                110,477            941         39,585       162,249        89,802        10,906
                                            -----------    -----------    -----------   -----------   -----------   -----------
   Contributions
     Employer                                   120,396                        28,555        58,023        81,340        19,856
     Employee                                   339,465                        97,819       239,642       280,309        64,760
                                            -----------    -----------    -----------   -----------   -----------   -----------
                                                459,861                       126,374       297,665       361,649        84,616
                                            -----------    -----------    -----------   -----------   -----------   -----------
Total additions                                 570,338            941        165,959       459,914       451,451        95,522

Deductions from net assets attributed to:
   Benefit payments                             415,084                        30,722        45,231        39,232         6,579
   Transaction charge                             1,306                           221           195           378            35
                                            -----------    -----------    -----------   -----------   -----------   -----------
Total deductions                                416,390                        30,943        45,426        39,610         6,614
Change in forfeiture reserve, net                (1,170)
                                            -----------    -----------    -----------   -----------   -----------   -----------

Net increase prior to interfund transfers
  and plan merger                               152,778            941        135,016       414,488       411,841        88,908
Interfund transfers, net                      1,151,167        (35,871)        93,014       403,339       142,460        36,979
Transfer from plan merger                       889,504         34,930        138,743       263,146       345,864        25,239
                                            -----------    -----------    -----------   -----------   -----------   -----------
Net increase                                  2,193,449                       366,773     1,080,973       900,165       151,126
Net assets available for benefits at
beginning of year                                  --             --             --            --            --            --
                                            -----------    -----------    -----------   -----------   -----------   -----------

Net assets available for benefits at
end of year                                 $ 2,193,449    $      --      $   366,773   $ 1,080,973   $   900,165   $   151,126
                                            ===========    ===========    ===========   ===========   ===========   ===========

                                                           Year Ended December 31, 1996

                                                                Fund Information
                                                                ----------------

                                              Lifetime 30   Lifetime 40   Lifetime 50   Lifetime 60
                                                 Fund           Fund         Fund          Fund
Additions to net assets attributed to:
   Investment income
     Interest
     Net appreciation in fair value
       of investments                         $    28,670   $    26,390   $    17,321   $    12,960
                                              -----------   -----------   -----------   -----------
                                                   28,670        26,390        17,321        12,960
                                              -----------   -----------   -----------   -----------
   Contributions
     Employer                                      27,364        26,385        10,404         8,641
     Employee                                      91,195        71,924        32,942        23,887
                                              -----------   -----------   -----------   -----------
                                                  118,559        98,309        43,346        32,528
                                              -----------   -----------   -----------   -----------
Total additions                                   147,229       124,699        60,667        45,488

Deductions from net assets attributed to:
   Benefit payments                                 5,242        21,040         3,583         4,326
   Transaction charge                                 230           251            79            55
                                              -----------   -----------   -----------   -----------
Total deductions                                    5,472        21,291         3,662         4,381
Change in forfeiture reserve, net
                                              -----------   -----------   -----------   -----------

Net increase prior to interfund transfers
  and plan merger                                 141,757       103,408        57,005        41,107
Interfund transfers, net                          115,090       111,006        79,291        88,093
Transfer from plan merger                          97,265       102,070        72,897        74,067
                                              -----------   -----------   -----------   -----------
Net increase                                      354,112       316,484       209,193       203,267
Net assets available for benefits at
beginning of year                                    --            --            --            --
                                              -----------   -----------   -----------   -----------

Net assets available for benefits at
end of year                                   $   354,112   $   316,484   $   209,193   $   203,267
                                              ===========   ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information                                   (continued)
------------------------------------------------------------------------------------------------------------------------------


                                                                                      Year Ended December 31, 1996

                                                                                           Fund Information
                                                                                           ----------------

                                                                           Warburg         Bell
                                               Twentieth                    Pincus        Sports
                                                Century      Vanguard       Advisor        Corp.
                                                 Ultra     Quantitative  International    Common
                                                 Fund          Fund          Fund          Fund         Income      Balanced
                                               Investors    Portfolios      Equity         Stock         Fund         Fund
Additions to net assets attributed to:
   Investment income
     Interest
     Net appreciation (depreciation) in fair
       value of investments                    $  196,267   $  107,229    $   18,615    $  (89,299)
                                               ----------   ----------    ----------    ----------    ----------    ----------
                                                  196,267      107,229        18,615       (89,299)
                                               ----------   ----------    ----------    ----------    ----------    ----------
   Contributions
     Employer                                      86,867       42,091        19,055        19,153
     Employee                                     364,863      161,912        76,562       153,833
                                               ----------   ----------    ----------    ----------    ----------    ----------
                                                  451,730      204,003        95,617       172,986
                                               ----------   ----------    ----------    ----------    ----------    ----------
Total additions                                   647,997      311,232       114,232        83,687

Deductions from net assets attributed to:
   Benefit payments                                77,870       62,414        26,696        12,268
   Transaction charge                                 312          118            49         3,204
                                               ----------   ----------    ----------    ----------    ----------    ----------
Total deductions                                   78,182       62,532        26,745        15,472
Change in forfeiture reserve, net                    --         (1,170)
                                               ----------   ----------    ----------    ----------    ----------    ----------
Net increase prior to interfund transfers
 and plan merger                                  569,815      248,700        87,487        68,215
Interfund transfers, net                          505,690      269,943       165,170       147,744    $ (727,389)
Transfer from plan merger                         402,843      185,000       113,500
                                               ----------   ----------    ----------    ----------    ----------    ----------
Net increase (decrease)                         1,478,348      703,643       366,157       215,959      (727,389)     (850,927)
Net assets available for benefits at
beginning of year                                     -            -             -         136,758       727,389       850,927
                                               ----------   ----------    ----------    ----------    ----------    ----------
Net assets available for benefits at
 end of year                                   $1,478,348   $  703,643    $  366,157    $  352,717    $      -      $      -
                                               ==========   ==========    ==========    ==========    ==========    ==========

                                                               Year Ended December 31, 1996

                                                                     Fund Information
                                                                     ----------------



                                                                        Participant
                                                                           Notes
                                                             Equity        Fund
                                                              Fund      Receivable      Total

Additions to net assets attributed to:
   Investment income
     Interest                                                           $   15,247   $  126,665
     Net appreciation (depreciation) in fair
       value of investments                                                             620,695
                                                           ----------   ----------   ----------
                                                                            15,247      747,360
                                                           ----------   ----------   ----------
   Contributions
     Employer                                                                           548,130
     Employee                                                                         1,999,113
                                                           ----------   ----------   ----------
                                                                                      2,547,243
                                                           ----------   ----------   ----------
Total additions                                                             15,247    3,294,603

Deductions from net assets attributed to:
   Benefit payments                                                                     750,287
   Transaction charge                                                                     6,433
                                                           ----------   ----------   ----------
Total deductions                                                                        756,720
Change in forfeiture reserve, net
                                                           ----------   ----------   ----------
Net increase prior to interfund transfers
 and plan merger                                                            15,247    2,536,713
Interfund transfers, net                                   $ (850,927) $    54,511)         -
Transfer from plan merger                                                  137,683    2,882,751
                                                           ----------   ----------   ----------
Net increase (decrease)                                    (1,749,310)     207,441    5,419,464
Net assets available for benefits at
beginning of year                                           1,749,310       28,704    3,493,088
                                                           ----------   ----------   ----------
Net assets available for benefits at
 end of year                                               $      -     $  236,145   $8,912,552
                                                           ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
--------------------------------------------------------------------------------------------------------------------------------


                                                                       Year Ended December 31, 1995

                                                                              Fund Information
                                                                              ----------------

                                                                                                       Participant
                                                                                     Bell Sports Corp.    Notes
                                              Income       Balanced        Equity      Common Stock    Receivable
                                               Fund          Fund           Fund           Fund           Fund           Total
Additions to net assets attributed to:
   Investment income
     Interest                              $    39,709   $    14,182    $    98,775    $       327    $     2,275    $   155,268
     Net appreciation (depreciation) in
       fair value of investments                             120,224         76,117        (92,512)                      103,829
                                           -----------   -----------    -----------    -----------    -----------    -----------
                                                39,709       134,406        174,892        (92,185)         2,275        259,097
                                           -----------   -----------    -----------    -----------    -----------    -----------
   Contributions
     Employer                                   59,352        53,170        104,839         17,936                       235,297
     Employee                                  188,557       179,067        351,399         57,571                       776,594
                                           -----------   -----------    -----------    -----------    -----------    -----------
                                               247,909       232,237        456,238         75,507                     1,011,891
                                           -----------   -----------    -----------    -----------    -----------    -----------
Total additions                                287,618       366,643        631,130        (16,678)         2,275      1,270,988

Deductions from net assets attributed to:
   Benefit payments                             93,942        82,365        104,589         12,629          4,578        298,103
   Transaction charge                            3,163            15             10                                        3,188
                                           -----------   -----------    -----------    -----------    -----------    -----------
Total deductions                                97,105        82,380        104,599         12,629          4,578        301,291
                                           -----------   -----------    -----------    -----------    -----------    -----------
Net increase (decrease) prior to
  interfund transfers                          190,513       284,263        526,531        (29,307)        (2,303)       969,697
Interfund transfers, net                        32,956        (6,401)       (22,823)       (11,172)         7,440           --
                                           -----------   -----------    -----------    -----------    -----------    -----------
Net increase (decrease)                        223,469       277,862        503,708        (40,479)         5,137        969,697
Net assets available for benefits at
  beginning of year                            503,920       573,065      1,245,602        177,237         23,567      2,523,391
                                           -----------   -----------    -----------    -----------    -----------    -----------
Net assets available for benefits at
  end of year                              $   727,389   $   850,927    $ 1,749,310    $   136,758    $    28,704    $ 3,493,088
                                           ===========   ===========    ===========    ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.     Description of Plan

       The following description of the Bell Sports Corp. (the "Company") Employees' Retirement and 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution plan established effective January 1, 1991 and most recently amended and restated November 27, 1996, retroactively effective January 1, 1996. Employees become eligible to participate upon completing 500 hours of employment within six consecutive months and attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       Contributions

       Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. The Company will make a matching contribution in an amount equal to $.50 for each $1.00 contributed by an employee, up to a maximum of 5 percent of the participant's compensation. The Company may make an additional discretionary employer matching contribution.

       Participant Accounts

       Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

       Vesting

       Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. A participant becomes 20 percent vested after one year of service, 40 percent vested after two years of service, 60 percent vested after three years of service, 80 percent vested after four years of service and 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's estate becomes 100 percent vested.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       Investment Options

       Upon  enrollment  in  the  Plan,  a  participant  may  currently   direct
       contributions among any of the following investment options:

       o      Guaranteed   Income  Fund  -  Funds  are  invested  in  the  CIGNA
              Guaranteed Income Fund, which provides a guaranteed rate of return reset semiannually.

       o INVESCO Total Return Fund - Funds are invested solely in units of the CIGNA INVESCO Total Return Account, which in turn invests solely in shares of the INVESCO Total Return Fund.

       o Fidelity Contrafund Fund - Funds are invested solely in units of the CIGNA Fidelity Contrafund Account, which in turn invests solely in shares of the Fidelity Contrafund Fund.

       o Fidelity Magellan Fund - Funds are invested solely in units of the CIGNA Fidelity Magellan Account, which in turn invests solely in shares of the Fidelity Magellan Fund.

       o Lifetime 20 Fund - Funds are invested in five actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Account, CIGNA Warburg Pincus Advisor Emerging Growth Account, CIGNA Warburg Pincus Advisor International Equity Account, CIGNA Actively Managed Fixed Income Account, and the CIGNA High Yield Account.

       o Lifetime 30 Fund - Funds are invested in six actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Account, CIGNA Growth & Income Fund, CIGNA Warburg Pincus Advisor Emerging Growth Account, CIGNA Warburg Pincus Advisor International Equity Account, CIGNA Actively Managed Fixed Income Account, and the CIGNA High Yield Account.

       o Lifetime 40 Fund - Funds are invested in seven actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Account, CIGNA Vanguard Quantitative Portfolios Account, CIGNA Growth & Income Fund, CIGNA Warburg Pincus Advisor Emerging Growth Account, CIGNA Warburg Pincus Advisor International Equity Account, CIGNA Actively Managed Fixed Income Account, and the CIGNA High Yield Account.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       o Lifetime 50 Fund - Funds are invested in seven actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Account, CIGNA Growth & Income Fund, CIGNA Vanguard Quantitative Portfolios Account, CIGNA Warburg Pincus Advisor Emerging Growth Account, CIGNA Warburg Pincus Advisor International Equity Account, CIGNA Actively Managed Fixed Income Account, and the CIGNA High Yield Account.

       o Lifetime 60 Fund - Funds are invested in five actively managed separate accounts including the CIGNA Growth & Income Fund, CIGNA Vanguard Quantitative Portfolios Account, CIGNA Warburg Pincus Advisor International Equity Account, CIGNA Short- Term Fixed Income Account, and the CIGNA Actively Managed Fixed Income Account.

       o Twentieth Century Ultra Investors Fund - Funds are invested solely in units of the CIGNA Twentieth Century Ultra Investors Account, which in turn invests solely in shares of the Twentieth Century Ultra Investors Fund.

       o Vanguard Quantitative Portfolios Fund - Funds are invested solely in units of the CIGNA Vanguard Quantitative Portfolios Account, which in turn invests solely in shares of the Vanguard Quantitative Portfolios Fund.

       o Warburg Pincus Advisor International Equity Fund - Funds are invested solely in units of the CIGNA Warburg Pincus Advisor International Equity Account, which in turn invests solely in shares of the Warburg Pincus Advisor International Equity Fund, Inc.

       o Bell Sports Corp. Common Stock Fund - Funds are invested solely in shares of the Bell Sports Corp. common stock.

       Certain assets transferred to the Plan during 1996 were temporarily invested in the CIGNA Guaranteed Short-Term Account, which is recorded at fair value. These assets were subsequently invested in the appropriate investment options. This account is not an investment option of the Plan.

       Participants may change their investment options at any time.

       Payment of Benefits

       On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, installment payments, or a distribution in the form of an annuity. All distributions are subject to the applicable provisions of the Plan agreement.

       Participant Notes Receivable

       Participants may borrow, at the discretion of the Plan's Loan Committee, up to the lesser of $50,000 or 50 percent of the vested portion of their account balance, with a minimum loan of $1,000, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Company.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       Cash Equivalents

       Contributions received prior to year end awaiting investment in the appropriate investment option at December 31, 1996 and 1995 are invested in the CIGNA Guaranteed Short-Term Account and the One Group Prime Money Market Account, respectively, which are recorded at fair value, and are included as cash equivalents within the fund in which units are subsequently purchased.

2.     Summary of Accounting Policies

       Method of Accounting

       The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Significant estimates used are discussed throughout the notes to financial statements. Certain reclassifications have been made to the 1995 financial statements to conform with current year presentation.

       Investments

       Investments in pooled separate accounts (CIGNA INVESCO Total Return Account, CIGNA Fidelity Contrafund Account, CIGNA Fidelity Magellan Account, CIGNA Lifetime 20 Account, CIGNA Lifetime 30 Account, CIGNA Lifetime 40 Account, CIGNA Lifetime 50 Account, CIGNA Lifetime 60 Account, CIGNA Twentieth Century Ultra Investors Account, CIGNA Vanguard Quantitative Portfolios Account and CIGNA Warburg Pincus Advisor International Equity Account) are recorded at fair value, as determined by the unit value as reported by the Connecticut General Life Insurance Company ("CG Life"). During the year ended December 31, 1996, the Plan adopted the provisions of Statement of Position No. 94-4 ("SOP 94-4") "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined- Contribution Pension Plans" which requires that investments in non-fully benefit responsive investment contracts be reported at fair value. As a result of the adoption of SOP 94-4, the investment in the CIGNA Guaranteed Income Fund is recorded at fair value. Participant notes receivable are valued at cost which approximates fair value. The Company stock is valued at its quoted market price. Effective January 1, 1996, the LaSalle Income Plus Fund, CGM Mutual Fund and Skyline Primary Portfolio Fund were discontinued as investment options in the Plan.

       Contributions

       Employee  contributions  are  recorded  in the  period  during  which the
       Company  makes  payroll  deductions  from  the  participants'   earnings.
       Matching Company contributions are recorded in the same period.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       Benefits

       Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

3.     Deposit With Insurance Company

       The Plan participates in a contract with CG Life via an investment in the CIGNA Guaranteed Income Fund. CG Life commingles the assets of this investment with other assets. For the Plan's investment in the CIGNA Guaranteed Income Fund, the Plan is credited with interest at the rate specified in the contract which was 5.55% for the year ended December 31, 1996, net of asset charges. As discussed in Note 2, the Guaranteed Income Fund is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

4.     Investments

       Investments that represent 5 percent or more of the Plan's net assets are separately identified below.


                                                           December 31,
                                                        1996         1995

   CIGNA Guaranteed Income Fund                      $2,177,167         --
     interest rate, 5.55%; -
   CIGNA Fidelity Contrafund Account                  1,075,179         --
     units, 21,880; -
   CIGNA Fidelity Magellan Account                      893,146         --
     units, 8,960; -
   CIGNA Twentieth Century Ultra Investors Account    1,469,022         --
     units, 46,181; -
   CIGNA Vanguard Quantitative Portfolios Account       697,812         --
     units, 26,798; -
   LaSalle Income Plus Account                             --     $  714,493
     interest rate, -; 5.89%
   CGM Account                                             --        781,548
     units, -; 25,873
   Skyline Primary Portfolio Account                       --      1,715,737
     units, -; 1,715,737

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

5.    Participant Notes Receivable

      Under the terms of the Plan, participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund from/to the Participant Notes Receivable Fund. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (9.00% to 12.75% for the years ended December 31, 1996 and 1995).

6.    Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.    Income Taxes

      The Internal Revenue Service has determined and informed the Company by a letter dated September 13, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.    Reconciliation of Plan Financial Statements to the Form 5500

      The Annual Return/Report of Employee Benefit Plan (the "Form 5500") is prepared on the modified cash basis. Accordingly, certain balances included on lines 31 and 32 of the Form 5500 differ from those included in these financial statements. The ending net asset balances are reconciled as follows:

                                                            December 31,
                                                                1995

        Net assets, per Form 5500                            $3,425,388
        Add: Amounts allocated to withdrawing participants       67,700
                                                             ----------


        Net assets, per financial statements                 $3,493,088
                                                             ==========

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

9.     Transfer from Plan Merger

       Effective  January  1,  1996,  the  American   Recreation   Company  Inc.
       Employees' Retirement and 401(k) Plan was merged into the Plan.

10.    Forfeitures

       The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested benefit payments remaining in the Plan for all terminated employees. Upon reaching the break-in-service, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $4,731 and $5,900 at December 31, 1996 and 1995, respectively, is included in the CIGNA Guaranteed Long-Term Account and is available to offset contributions or to pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agreement. Company cash contributions were offset by $1,442 and $11,000 from forfeited nonvested accounts in 1996 and 1995, respectively.

11.    Subsequent Event

       In connection with the sale of one division of Bell Sports Corp. to Brunswick Corporation through an Asset Purchase Agreement dated April 1, 1997, any participant who becomes an employee of Brunswick Corporation shall be fully vested in their Employer Matching Contribution Account and Employer Discretionary Contribution Account effective April 28, 1997.

Bell Sports Corp.                                         Additional Information
Employees' Retirement and 401(k) Plan                                 Schedule I
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 1996
--------------------------------------------------------------------------------

                                                                     (c)
                           (b)                   Description of investment including                              (e)
             Identity of issue, borrower,          maturity date, rate of interest,              (d)            Current
     (a)       lessor, or similar party            collateral, par or maturity value             Cost            value

             Connecticut General Life            CIGNA Guaranteed Income
      *      Insurance Company                   Fund
                                                 5.55%                                       $ 2,177,167      $2,177,167

             Connecticut General Life            CIGNA INVESCO Total Return
      *      Insurance Company                   Account
                                                 $27.14/unit                                     328,067         363,944

             Connecticut General Life            CIGNA Fidelity Contrafund Account
      *      Insurance Company                   $49.14/unit                                     917,503       1,075,179

             Connecticut General Life            CIGNA Fidelity Magellan Account
      *      Insurance Company                   $99.68/unit                                     809,064         893,146

             Connecticut General Life            CIGNA Lifetime 20 Account
      *      Insurance Company                   $14.20/unit                                     136,387         147,239

             Connecticut General Life            CIGNA Lifetime 30 Account
      *      Insurance Company                   $14.03/unit                                     321,828         350,232

             Connecticut General Life            CIGNA Lifetime 40 Account
      *      Insurance Company                   $13.66/unit                                     288,628         314,430

             Connecticut General Life            CIGNA Lifetime 50 Account
      *      Insurance Company                   $13.47/unit                                     191,297         208,101

             Connecticut General Life            CIGNA Lifetime 60 Account
      *      Insurance Company                   $12.57/unit                                     190,101         202,928

             Connecticut General Life            CIGNA Twentieth Century Ultra
      *      Insurance Company                   Investors Account
                                                 $31.81/unit                                   1,284,552       1,469,022


  * Indicates an identified person known to be a party-in-interest to the Plan.

Bell Sports Corp.                                         Additional Information
Employees' Retirement and 401(k) Plan                                 Schedule I
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes (continued) December 31, 1996
--------------------------------------------------------------------------------

                                                                     (c)
                           (b)                   Description of investment including                              (e)
             Identity of issue, borrower,          maturity date, rate of interest,              (d)            Current
     (a)       lessor, or similar party            collateral, par or maturity value             Cost            value

             Connecticut General Life            CIGNA Vanguard Quantitative
      *      Insurance Company                   Portfolios Account
                                                 $26.04/unit                                 $607,292         $697,812

             Connecticut General Life            CIGNA Warburg Pincus Advisor
      *      Insurance Company                   International Equity Account
                                                 $23.11/unit                                  346,570          364,265

             National Financial Services         Bell Sports Corp. Common Stock
      *      Corporation                         Account
                                                 $6.00/share                                  439,525          349,707

             Connecticut General Life            Cash Equivalents (CIGNA Short-Term
      *      Insurance Company                   Account)                                      63,235           63,235

      *      Participant Notes Receivable        9.00% - 12.75%                               236,145          236,145

  * Indicates an identified person known to be a party-in-interest to the Plan.

Bell Sports Corp.                                         Additional Information
Employees' Retirement and 401(k) Plan                                Schedule II
Line 27d Form 5500 - Schedule of Reportable Transactions
Year Ended December 31, 1996
--------------------------------------------------------------------------------


                               (b)                                                  (f)                      (h)
                     Description of asset                                         Expense               Current value
        (a)          (include interest rate      (c)           (d)      (e)      incurred        (g)     of asset on         (i)
 Identity of party    and maturity in case     Purchase      Selling   Lease       with        Cost of   transaction       Net gain
      involved             of a loan)           price         price    rental   transaction     asset       date           or (loss)
Connecticut General   Purchases into CIGNA
Life Insurance        Guaranteed Income
Company               Fund                    $2,707,741         N/A    N/A         N/A      $2,707,741   $2,707,741          --

Connecticut General   Sales from CIGNA
Life Insurance        Guaranteed Income
Company               Fund                           N/A    $641,323    N/A         N/A         641,323      641,323          --

Connecticut General   Purchases into CIGNA
Life Insurance        INVESCO Total Return
Company               Account                    435,133         N/A    N/A         N/A         435,133      435,133          --

Connecticut General   Sales from CIGNA
Life Insurance        INVESCO Total Return
Company               Account                        N/A     110,774    N/A         N/A         108,347      110,774        $2,427

Connecticut General   Purchases into CIGNA
Life Insurance        Fidelity Contrafund
Company               Account                    998,810         N/A    N/A         N/A         998,810      998,810          --

Connecticut General   Sales from CIGNA
Life Insurance        Fidelity Contrafund
Company               Account                        N/A      85,880    N/A         N/A          81,768       85,880         4,112

Connecticut General   Purchases into CIGNA
Life Insurance        Fidelity Magellan
Company               Account                  1,121,413         N/A    N/A         N/A       1,121,413    1,121,413          --

Connecticut General   Sales from CIGNA
Life Insurance        Fidelity Magellan
Company               Account                        N/A     318,069    N/A         N/A         312,741      318,069         5,328

Connecticut General   Purchases into CIGNA
Life Insurance        Lifetime 30 Account
Company                                          336,403         N/A    N/A         N/A         336,403      336,403          --

Connecticut General   Sales from CIGNA
Life Insurance        Lifetime 30 Account
Company                                              N/A      14,841    N/A         N/A          14,313       14,841           528

Connecticut General   Purchases into CIGNA
Life Insurance        Lifetime 40 Account
Company                                          322,824         N/A    N/A         N/A         322,824      322,824          --

Connecticut General   Sales from CIGNA
Life Insurance        Lifetime 40 Account
Company                                              N/A      34,784    N/A         N/A          37,241       34,784         2,457

Bell Sports Corp.                                         Additional Information
Employees' Retirement and 401(k) Plan                                Schedule II
Line 27d Form 5500 - Schedule of Reportable Transactions             (continued)
Year Ended December 31, 1996
--------------------------------------------------------------------------------


                               (b)                                                  (f)                      (h)
                     Description of asset                                         Expense               Current value
        (a)          (include interest rate      (c)           (d)      (e)      incurred        (g)     of asset on         (i)
 Identity of party    and maturity in case     Purchase      Selling   Lease       with        Cost of   transaction       Net gain
      involved             of a loan)           price         price    rental   transaction     asset       date           or (loss)
Connecticut General
Life Insurance        Purchases into CIGNA
Company               Lifetime 50 Account       $203,652        N/A     N/A         N/A     $  203,652    $  203,652             -

Connecticut General
Life Insurance        Sales from CIGNA
Company               Lifetime 50 Account            N/A    $12,872     N/A         N/A         12,316        12,872        $  556

Connecticut General
Life Insurance        Purchases into CIGNA
Company               Lifetime 60 Account        196,088        N/A     N/A         N/A        196,088       196,088             -

Connecticut General
Life Insurance        Sales from CIGNA
Company               Lifetime 60 Account            N/A      6,120     N/A         N/A          5,986         6,120           134

Connecticut General   Purchases into CIGNA
Life Insurance        Twentieth Century
Company               Ultra Investors Account  1,405,107        N/A     N/A         N/A      1,405,107     1,405,107             -

Connecticut General   Sales from CIGNA
Life Insurance        Twentieth Century
Company               Ultra Investors Account        N/A    132,352     N/A         N/A        121,637       132,352        10,715

Connecticut General   Purchases into CIGNA
Life Insurance        Vanguard Quantitative
Company               Portfolios Account         786,078        N/A     N/A         N/A        786,078       786,078             -

Connecticut General   Sales from CIGNA
Life Insurance        Vanguard Quantitative
Company               Portfolios Account             N/A    195,495     N/A         N/A        178,862       195,495        16,633

Connecticut General   Purchases into CIGNA
Life Insurance        Warburg Pincus
Company               Advisor International
                      Equity Account             393,344        N/A     N/A         N/A        393,344       393,344             -

Connecticut General   Sales from CIGNA
Life Insurance        Warburg Pincus
Company               Advisor International
                      Equity Account                 N/A     47,694     N/A         N/A         47,243        47,694           451

Bell Sports Corp.                                         Additional Information
Employees' Retirement and 401(k) Plan                                Schedule II
Line 27d Form 5500 - Schedule of Reportable Transactions             (continued)
Year Ended December 31, 1996
--------------------------------------------------------------------------------


                               (b)                                                  (f)                      (h)
                     Description of asset                                         Expense               Current value
        (a)          (include interest rate      (c)           (d)      (e)      incurred        (g)     of asset on         (i)
 Identity of party    and maturity in case     Purchase      Selling   Lease       with        Cost of   transaction       Net gain
      involved             of a loan)           price         price    rental   transaction     asset       date           or (loss)
National Financial    Purchases into Bell
Services Corporation  Sports Corp. Common
                      Stock Account           $341,138            N/A   N/A         N/A      $341,138     $ 341,138           -

National Financial    Sales from Bell Sports
Services Corporation  Corp. Common Stock
                      Account                      N/A      $  30,540   N/A         N/A        30,395        30,540         $145

LaSalle National Bank Sales from LaSalle
                      Income Plus Account          N/A        727,389   N/A         N/A          *          727,389           *

Bank One              Sales from CGM
                      Account                      N/A        850,927   N/A         N/A          *          850,927           *

Bank One              Sales from Skyline
                      Primary Portfolio
                      Account                      N/A      1,749,310   N/A         N/A          *        1,749,310           *

* Cost information is not presently available from the custodian or the bank.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BELL SPORTS CORP.

EMPLOYEES' RETIREMENT AND 401(k) PLAN


June 27, 1997                           /s/ Linda Bounds
-------------                           ----------------------------------------
                                        Linda Bounds
                                        Vice President, Chief Financial Officer

                                INDEX TO EXHIBITS


Exhibit                                                               Sequential
Number                   Description                                    Page No.
------                   -----------                                    --------

 1                Consent of Price Waterhouse

 2                Amended Plan Agreement